Exhibit 99.1

Oatly Reports Second Quarter 2026 Financial Results

MALMÖ, Sweden, July 22, 2026 – Oatly Group AB (publ) (Nasdaq: OTLY) (“Oatly”, the “Company” or the “Group”), the world’s original and largest oat drink company, today announced financial results for the second quarter ended June 30, 2026.

Jean-Christophe Flatin, Oatly’s CEO, commented, “I am pleased to report another quarter of profitable growth marked by demand-led value creation. Our second quarter results reflect the disciplined execution of our strategy including improvements to the mix of channels, customers, and products. Our growth playbook is outperforming expectations in Europe and gaining traction in North America. These strong returns reinforce our commitment to reinvest in the business, and we are pleased to increase our outlook for revenue growth in 2026. We continue to make progress reducing our cost structure, and the cost pressures associated with the conflict in the Middle East are tracking according to our expectations.”

He continued, “We remain focused on execution and are committed to building on this momentum to deliver consistent, sustainable, and profitable growth over time.”

The tables below reconcile revenue as reported to revenue on a constant currency basis by segment for the three and six months ended June 30, 2026 and 2025.

(Unaudited)	Three months ended June 30,		$ Change			% Change
(in thousands of U.S. dollars)	2026	2025	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
Europe & International	143,067	118,193	143,067	3,563	139,504	21.0%	18.0%	16.9%	1.1%
North America	66,919	63,185	66,919	(4)	66,923	5.9%	5.9%	1.9%	4.0%
Greater China	30,109	26,976	30,109	1,633	28,476	11.6%	5.6%	5.5%	0.1%
Total revenue	240,095	208,354	240,095	5,192	234,903	15.2%	12.7%	11.2%	1.5%

(Unaudited)	Six months ended June 30,		$ Change			% Change
(in thousands of U.S. dollars)	2026	2025	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
Europe & International	279,863	225,858	279,863	17,227	262,636	23.9%	16.3%	14.8%	1.5%
North America	129,109	123,071	129,109	61	129,048	4.9%	4.9%	1.7%	3.2%
Greater China	59,448	56,955	59,448	2,915	56,533	4.4%	-0.7%	-2.4%	1.7%
Total revenue	468,420	405,884	468,420	20,203	448,217	15.4%	10.4%	8.3%	2.1%

Highlights

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Second quarter revenue of $240.1 million, a 15.2% increase compared to the prior year period, with a constant currency revenue increase of 12.7% compared to the prior year period.
•
Gross margin in the second quarter was 33.9%, which is a 1.4 percentage point increase compared to the prior year period.
•
Second quarter net loss attributable to shareholders of the parent was $31.3 million, compared to a net loss attributable to shareholders of the parent of $55.9 million in the prior year period.
•
Second quarter Adjusted EBITDA was $0.4 million, which is an improvement of $4.0 million compared to an Adjusted EBITDA loss of $3.6 million in the prior year period.

Outlook

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The Company’s outlook is as follows (including an updated 2026 revenue outlook):
o
Constant currency revenue growth is now expected to be in the range of +8% to +10% (from +3% to +5% previously). Based on recent foreign exchange rates, the full-year impact of foreign exchange is expected to be a tailwind to revenue growth by approximately 200 to 250 basis points; up from the prior expectation of 100 to 200 basis points.
o
Adjusted EBITDA is expected to be in the range of $25 million to $35 million (unchanged).
o
Capital expenditures are expected to be in the range of $20 million to $30 million (unchanged).

This outlook assumes that the impact from the conflict in the Middle East does not worsen from what is expected today.

Second Quarter 2026 Results

Revenue increased $31.7 million, or 15.2% to $240.1 million for the second quarter ended June 30, 2026, compared to $208.4 million for the prior year period. Excluding a foreign currency exchange tailwind of $5.2 million, revenue for the second quarter was $234.9 million, or an increase of 12.7% compared to the prior year period. The growth in constant currency revenue was driven by another quarter of accelerating growth in Europe & International, a subsequent quarter of accelerating growth in North America driven mainly by the retail channel, and volume growth in Greater China despite increased competition in the foodservice channel. Sold volume for the second quarter of 2026 increased 11.2% to 156.1 million liters compared to 140.4 million liters in the second quarter of 2025. Produced finished goods volume for the second quarter of 2026 was 153.6 million liters compared to 142.8 million liters for the second quarter of 2025.

Gross profit was $81.4 million for the second quarter of 2026 compared to $67.6 million for the second quarter of 2025. Gross profit margin was 33.9% in the second quarter of 2026, an increase of 143 basis points compared to the prior period. The margin improvement compared to the second quarter of 2025 was due to improvements in supply chain efficiency, channel mix in North America, and market and product mix in Europe & International, partially offset by the impact of the conflict in the Middle East on energy and logistics costs.

Research and development expenses in the second quarter of 2026 was $4.6 million, which was flat compared to prior year period.

Selling, general and administrative expenses in the second quarter of 2026 increased $10.6 million to $94.7 million compared to $84.1 million in the prior year period. The increase was driven by foreign currency exchange headwinds, increased branding and advertising spending, higher customer distribution costs due to increased sold volumes, and increased inflation driven by the conflict in the Middle East, partially offset by continued actions to reduce general and administrative expenses.

Other operating income and (expenses), net for the second quarter of 2026 was an income of $0.6 million comprised primarily of net foreign exchange gains and grants, offset by $0.8 million in costs for our strategic review of the Greater China segment. Other operating income and (expenses), net for the prior year period was an expense of $1.0 million comprised primarily of $1.4 million in costs for the Company’s strategic review of the Greater China segment.

Finance income and (expenses), net for the second quarter of 2026 was an expense of $13.4 million comprised primarily of net interest expenses of $13.9 million, offset by fair value gain on Convertible Notes of $2.3 million. The finance income and (expenses), net for the prior year period was an expense of $31.9 million comprised primarily of net interest expenses of $14.9 million, fair value losses on Convertible Notes of $8.6 million, and net foreign exchange losses of $7.8 million.

Net loss attributable to shareholders of the parent was $31.3 million for the second quarter of 2026 compared to a loss of $55.9 million in the prior year period.

Adjusted EBITDA for the second quarter of 2026 was $0.4 million, compared to a loss of $3.6 million in the prior year period. The improvement in Adjusted EBITDA was primarily a result of higher gross profit.

EBITDA, Adjusted EBITDA and Constant Currency Revenue are non-IFRS financial measures defined under “Non-IFRS financial measures”. Please see above revenue at constant currency table and “Reconciliation of IFRS to Non-IFRS Financial measures” at the end of this press release.

The following tables set forth revenue, Adjusted EBITDA, EBITDA and loss before tax for the Company’s three reportable segments for the periods presented.

Revenue, Adjusted EBITDA and EBITDA
Three months ended June 30, 2026 (Unaudited) (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	143,067	66,919	30,109	—	—	240,095
Intersegment revenue	540	—	—	—	(540)	—
Total segment revenue	143,607	66,919	30,109	—	(540)	240,095
Adjusted EBITDA	24,994	735	(1,463)	(23,844)	—	422
Share-based compensation expense	(611)	(336)	(189)	(2,365)	—	(3,501)
Restructuring costs(1)	(6)	—	—	(729)	—	(735)
Strategic review of Greater China business(2)	—	—	(817)	—	—	(817)
Non-controlling interests	—	—	(53)	—	—	(53)
EBITDA	24,377	399	(2,522)	(26,938)	—	(4,684)
Finance income and (expenses), net	—	—	—	—	—	(13,394)
Depreciation and amortization	—	—	—	—	—	(12,627)
Loss before tax	—	—	—	—	—	(30,705)

Three months ended June 30, 2025 (Unaudited) (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	118,193	63,185	26,976	—	—	208,354
Intersegment revenue	455	—	—	—	(455)	—
Total segment revenue	118,648	63,185	26,976	—	(455)	208,354
Adjusted EBITDA	24,261	(2,369)	(636)	(24,819)	—	(3,563)
Share-based compensation expense	(515)	(328)	(334)	(2,276)	—	(3,453)
Restructuring costs(1)	(471)	(585)	(42)	(295)	—	(1,393)
Strategic review of Greater China business(2)	—	—	(1,378)	—	—	(1,378)
Non-controlling interests	—	—	(35)	—	—	(35)
EBITDA	23,275	(3,282)	(2,425)	(27,390)	—	(9,822)
Finance income and (expenses), net	—	—	—	—	—	(31,916)
Depreciation and amortization	—	—	—	—	—	(12,294)
Loss before tax	—	—	—	—	—	(54,032)

Six months ended June 30, 2026 (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	279,863	129,109	59,448	—	—	468,420
Intersegment revenue	1,236	—	—	—	(1,236)	—
Total segment revenue	281,099	129,109	59,448	—	(1,236)	468,420
Adjusted EBITDA	56,562	1,394	(2,230)	(50,341)	—	5,385
Share-based compensation expense	(1,149)	(601)	(643)	(3,977)	—	(6,370)
Restructuring costs(1)	32	(106)	—	(997)	—	(1,071)
Strategic review of Greater China business(2)	—	—	(947)	—	—	(947)
Non-controlling interests	—	—	(176)	—	—	(176)
EBITDA	55,445	687	(3,996)	(55,315)	—	(3,179)
Finance income and (expenses), net	—	—	—	—	—	(14,298)
Depreciation and amortization	—	—	—	—	—	(25,481)
Loss before tax	—	—	—	—	—	(42,958)

Six months ended June 30, 2025 (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	225,858	123,071	56,955	—	—	405,884
Intersegment revenue	1,144	—	—	—	(1,144)	—
Total segment revenue	227,002	123,071	56,955	—	(1,144)	405,884
Adjusted EBITDA	39,797	(1,240)	982	(46,833)	—	(7,294)
Share-based compensation expense	(983)	(686)	(723)	(4,653)	—	(7,045)
Restructuring costs(1)	(471)	(1,253)	(42)	(459)	—	(2,225)
Strategic review of Greater China business(2)	—	—	(1,378)	—	—	(1,378)
Closure of production facility(3)	846	—	—	—	—	846
Non-controlling interests	—	—	(136)	—	—	(136)
EBITDA	39,189	(3,179)	(1,297)	(51,945)	—	(17,232)
Finance income and (expenses), net	—	—	—	—	—	(22,505)
Depreciation and amortization	—	—	—	—	—	(23,475)
Loss before tax	—	—	—	—	—	(63,212)

* Corporate consists of general costs not allocated to the segments.

** Eliminations in 2026 refers to intersegment revenue for sales of products from Europe & International to Greater China and North America. Eliminations in 2025 refers to intersegment revenue for sales of products from Europe & International to Greater China.

(1) Relates primarily to severance costs as the Group adjusts its organizational structure.

(2) Relates to costs for the strategic review of the Greater China segment.

(3) Relates to reversal of previously recognized exit costs related to closure of the Group’s production facility in Singapore.

Europe & International

Europe & International revenue increased $24.9 million, or 21.0%, to $143.1 million for the second quarter of 2026, compared to $118.2 million in the prior year period. Excluding a foreign currency exchange tailwind of $3.6 million, Europe & International revenue for the second quarter was $139.5 million, or an increase of 18.0%. For the second quarter of 2026, the increase in revenue was primarily due to volume growth of 16.9%, mainly driven by growth in the Barista products. Approximately 77% of Europe & International revenue was from the retail channel for the second quarter of 2026 compared to 79% in the prior year period. The sold finished goods volume for the three months ended June 30, 2026 and 2025 amounted to 94.8 and 81.1 million liters, respectively.

Europe & International Adjusted EBITDA increased $0.7 million to $25.0 million for the second quarter of 2026 compared to $24.3 million in the prior year period. The improvement in Adjusted EBITDA was primarily driven by higher gross profit driven by higher revenue and continued supply chain productivity, partially offset by higher selling, general and administration expenses, mainly explained by higher branding and advertising costs and foreign currency exchange headwinds.

North America

North America revenue increased $3.7 million, or 5.9%, to $66.9 million for the second quarter of 2026, compared to $63.2 million in the prior year period. The sold finished goods volume for the three months ended June 30, 2026 and 2025 amounted to 36.2 million and 35.5 million liters, respectively. The 1.9% volume increase was mainly driven by growth in the retail channel. Approximately 63% of North America revenue was from the retail channel in the second quarter of 2026 compared to 59% in the prior year period.

North America Adjusted EBITDA increased $3.1 million to $0.7 million for the second quarter of 2026, compared to a loss of $2.4 million in the prior year period. The increase in Adjusted EBITDA was primarily due to higher gross profit.

Greater China

Greater China revenue increased $3.1 million, or 11.6%, to $30.1 million for the second quarter of 2026, compared to $27.0 million in the prior year period. Excluding a foreign currency exchange tailwind of $1.6 million in the quarter, Greater China revenue for the quarter was $28.5 million or an increase of 5.6%. The Greater China segment growth was primarily driven by increase in the retail channel and partially offset by a decline in the foodservice channel due to higher competition. Approximately 54% of Greater China revenue was from the foodservice channel for the second quarter of 2026 compared to 62% in the prior year period. The sold finished goods volume for the three months ended June 30, 2026 and 2025 amounted to 25.0 million and 23.7 million liters, respectively.

Greater China Adjusted EBITDA loss increased $0.8 million for a loss of $1.5 million in the second quarter of 2026, compared to a loss of $0.6 million in the prior year period. The decrease in Adjusted EBITDA is mainly explained by higher selling expenses.

Corporate

Oatly’s corporate expense, which consists of general costs not allocated to the segments, was $26.9 million in the second quarter of 2026, a decrease of $0.5 million compared to the prior year period, driven by continued actions to reduce general and administrative expenses but partially offset by foreign exchange headwinds. Adjusted EBITDA in the second quarter of 2026 was a loss of $23.8 million compared to a loss of $24.8 million in the prior year period.

Balance Sheet and Cash Flows

As of June 30, 2026, the Company had cash and cash equivalents of $44.6 million and total outstanding debt of $517.8 million consisting of Nordic Bonds, Convertible Notes and liabilities to credit institutions. Net cash used in operating activities was $1.6 million for the six months ended June 30, 2026, compared to $15.0 million during the prior year period, which was primarily driven by improved operating results.

Capital expenditures were $10.7 million for the six months ended June 30, 2026, which was flat compared to the prior year period.

Free cash flow was an outflow of $12.3 million for the six months ended June 30, 2026 compared to an outflow of $25.7 million during the prior year period. The improvement in free cash flow was driven by decreased net cash flows used in operating activities.

Free Cash Flow is a non-IFRS liquidity measure defined under “Non-IFRS financial measures.” Please see “Reconciliation of IFRS to Non-IFRS Financial measures” at the end of this press release.

Strategic Review of Greater China Business

The Company continues its strategic review of the Company’s Greater China business.

While there is no definitive timetable for completing the strategic review, the Company expects to complete the strategic review within 2026. The Company does not intend to provide further updates unless and until the Board of Directors has approved a specific course of action or determines that additional disclosure is appropriate or required. The Company cautions that there can be no assurances that the process will result in any transaction or strategic change.

Outlook

Based on the Company’s assessment of the current operating environment and the actions it is taking, the Company is raising its 2026 outlook for constant-currency revenue and reiterating its outlook for Adjusted EBITDA and capital expenditures.

o
Constant currency revenue growth is now expected to be in the range of +8% to +10% (from +3% to +5% previously). Based on recent foreign exchange rates, the full-year impact of foreign exchange is expected to be a tailwind to revenue growth by approximately 200 to 250 basis points; up from the prior expectation of 100 to 200 basis points.

o
Adjusted EBITDA is expected to be in the range of $25 million to $35 million (unchanged).
o
Capital expenditures are expected to be in the range of $20 million to $30 million (unchanged).

The Company’s outlook continues to include the expected results of the Greater China segment. As previously noted, there continue to be significant macroeconomic uncertainty and other geopolitical uncertainties and this outlook assumes that the impact from the conflict in the Middle East does not worsen from what is expected today.

The Company cannot provide a reconciliation of constant currency revenue growth or Adjusted EBITDA guidance to the nearest comparable corresponding IFRS metric without unreasonable efforts due to difficulty in predicting certain items excluded from these non-IFRS measures. The items necessary to reconcile are not within Oatly’s control, may vary greatly between periods and could significantly impact future financial results.

Conference Call, Webcast, Second Quarter 2026 Financial Report and Supplemental Presentation Details

Oatly will host a conference call and webcast at 8:00 a.m. ET today to discuss these results. The conference call, simultaneous, live webcast and supplemental presentation can be accessed on Oatly’s Investors website at https://investors.oatly.com under “Events”. The webcast will be archived for 30 days.

The complete Second Quarter 2026 Financial Report is available on Oatly’s Investors website at https://investors.oatly.com under “Financials and Filings”.

About Oatly

We are the world’s original and largest oat drink company. For over 30 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including alternatives to milks, ice cream, yogurt, cooking creams, spreads and on-the-go drinks. Headquartered in Malmö, Sweden, the Oatly brand is available in more than 60 countries globally.

For more information, please visit www.oatly.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2026, profitability improvement, profitable growth in 2026, long-term growth strategy, expected capital expenditures, anticipated returns on our investments, anticipated supply chain performance, anticipated impact of our improvement plans, anticipated impact of our decision to discontinue construction of certain production facilities, plans to achieve profitable growth and anticipated cost savings and efficiencies as well as statements that include the words “expect”, “intend”, “plan”, “believe”, “project”, “forecast”, “estimate”, “may”, “should”, “anticipate”, “will”, “aim”, “potential”, “continue”, “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: we have a history of losses, and we may be unable to achieve or sustain profitability, including due to elevated inflation and increased costs for transportation, energy, and materials; our future business, financial condition and results of operations may be adversely affected by reduced or limited availability of oats and other raw materials and ingredients, which meet our quality standards, that our limited number of suppliers are able to sell to us; a failure to obtain necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development and other operations; the primary components of all our products are manufactured in our production facilities, and damage or disruption at these facilities has in the past harmed, and may in the future harm, our business; our brand or reputation may be harmed due to real or perceived quality, food safety, nutrition or sustainability issues with our products, which could have an adverse effect on our business, reputation, financial condition and results of operations; food safety and food-borne illness incidents or other safety concerns have led to product recalls, and may materially adversely affect our business, financial condition and results of operations by exposing us to lawsuits or regulatory enforcement actions in the future, increasing our operating costs and reducing demand for our product offerings; failure by our suppliers of raw materials or co-manufacturers to comply with food safety, environmental or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business; we may not be able to compete successfully in our highly competitive markets; consolidation of customers, the loss of a significant customer or the decrease of sales from a significant customer, could negatively impact our sales and profitability; sales of our oatmilk varieties contribute a significant portion of our revenue and a reduction in such sales would have an adverse effect on our business, financial condition and results of operations; we continue to pursue largely an asset-light business model blending a heavy reliance on our co-manufacturing partners in addition to in-house
capacity expansions where appropriate; our strategic partnerships with our co-manufacturers may not be successful, which could adversely affect our operations and manufacturing strategy; failure by our logistics providers to deliver our products on time, or at all, could result in lost sales; we may not successfully ramp up operations at any of our or our co-manufacturing partners’ facilities, or these facilities may not operate in accordance with our expectations; if we fail to effectively expand our processing, manufacturing and production capacity through existing facilities or acceptable co-manufacturing partners as we continue to grow and scale our business to a steady operating level, our business, financial condition, results of operations and our brand reputation could be harmed; if we fail to develop and maintain our brand, our business could suffer; failure to develop or introduce new products or successfully improve existing products may adversely affect our ability to continue to grow; if we fail to cost-effectively acquire new customers and consumers or retain our existing customers and consumers, or if we fail to derive revenue from our existing customers consistent with our historical performance, our business could be materially adversely affected; consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected; if we fail to manage our future growth effectively, including maintenance of our workforce, our business, financial condition and results of operations could be materially adversely affected; we have recognized impairment charges for long-lived assets and other exit costs in connection with our production facilities, and we may need to recognize further costs in the future, which could adversely impact our business, financial condition and results of operations; we are subject to risks related to sustainability (including environmental, climate change and broader corporate social responsibility matters), which may materially adversely affect our business as a result of lawsuits, regulatory investigations and enforcement actions, complaints concerning our disclosures, impacts on our operations and supply chain (particularly in connection with the physical impacts of climate change), and impacts on our brand and reputation; we rely on information technology systems and any inadequacy, failure or interruption of, or cybersecurity incidents affecting, those systems may harm our reputation and ability to effectively operate our business; a cybersecurity incident or other technology disruptions could negatively impact our business and our relationships with customers; to remain competitive, we believe we will need to adopt artificial intelligence and other machine learning technologies; our customer agreements do not contain long-term commitments and do not require our customers to continue purchasing products from us and this may negatively impact our business or financial condition; we may face difficulties as we expand our operations into countries in which we have no prior operating experience; the strategic review of the Company’s Greater China operations may not be successful; our operations in China could expose us to substantial business, regulatory, political, financial and economic risks; the international nature of our business subjects us to additional global economic and geopolitical risks; if we fail to comply with trade compliance and economic sanctions laws and regulations of the United States (the “U.S.”), the EU and other applicable international jurisdictions, it could materially adversely affect our reputation and results of operations; some of our debt agreements contain a floating interest rate component and as a result, an increase in market interest rates will increase our future interest payments under such agreements; our international operations expose us to the risk of fluctuations in currency exchange rates; we maintain cash and cash equivalents at financial institutions, often in amounts exceeding insured limits, and the failure of one or more of these institutions could result in a loss of deposits and adversely affect our liquidity or ability to raise capital; packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business; fluctuations in our results of operations may impact, and may have a disproportionate effect on, our overall financial condition and results of operations; litigation or legal proceedings could expose us to significant liabilities or costs and have a negative impact on our reputation or business; our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all; failure to retain our senior management or to attract, train and retain qualified employees may adversely affect our operations or our ability to grow successfully; if we cannot maintain our company culture or focus on our mission as we grow, our success and our business and competitive position may be harmed; our insurance may not provide adequate levels of coverage against claims or we may be unable to find insurance with sufficient coverage at a reasonable cost; disruptions in the worldwide economy may adversely affect our business, financial condition and results of operations; our business is affected by macroeconomic conditions, including international tariffs and trade wars, rising inflation, interest rates and supply chain constraints; we are subject to risks inherent to organizations with international operations, which could harm our business, and global conflicts, including the ongoing conflict in the Middle East; legal claims, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties; our operations are subject to U.S., EU, China and other laws and regulations, and there is no assurance that we will be in compliance with all applicable laws and regulations; changes in existing laws or regulations, or the adoption of new laws or regulations may increase our costs and otherwise adversely affect our business, financial condition and results of operations; we are subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings and investigations; we may not be able to protect, enforce or defend our intellectual property and other proprietary rights adequately, which may impact our commercial success; we have incurred substantial indebtedness that may decrease our business flexibility, access to capital, and/or increase our future borrowing costs; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (“SEC”) on March 13, 2026, and our other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Oatly disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Non-IFRS Financial Measures

We use EBITDA, Adjusted EBITDA, Constant Currency Revenue as non-IFRS financial measures in assessing our operating performance and Free Cash Flow as a non-IFRS liquidity measure, and each in our financial communications.

“EBITDA” is defined as loss for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income and depreciation and amortization expense.

“Adjusted EBITDA” is defined as loss for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, costs related to the strategic review of the Greater China business, impacts related to the closure of production facility and non-controlling interests.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period, which is the most directly comparable IFRS measure. Some of these limitations are:

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Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;
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Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;
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Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;
•
Adjusted EBITDA does not reflect recurring share-based compensation expense and, therefore, does not include all of our compensation costs;
•
Adjusted EBITDA does not reflect restructuring costs that reduce cash available to us in future periods;
•
Adjusted EBITDA does not reflect costs related to the strategic review of the Greater China business that reduce cash available to us;
•
Adjusted EBITDA excludes impacts related to the closure of production facility, although some of these may reduce cash available to us in future periods;
•
Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of EBITDA and Adjusted EBITDA to loss for the period, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods presented.

“Constant Currency Revenue” is calculated by translating the current year reported revenue amounts into comparable amounts using the prior year reporting period’s average foreign exchange rates which have been provided by a third party. Constant Currency Revenue is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial performance.

Constant currency revenue is used to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and we believe this information is useful to investors to facilitate comparisons and better identify trends in our business. Above we have provided a reconciliation of revenue as reported to revenue on a constant currency basis for the periods presented.

“Free Cash Flow” is defined as net cash flows used in operating activities less capital expenditures. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows used in operating activities.

Free Cash Flow is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial liquidity. Because Free Cash Flow is not a measurement determined in accordance with IFRS, and is susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. Free Cash Flow should not be considered in isolation, or as a substitute for an analysis of our results as reported on our interim condensed consolidated financial statements appearing elsewhere in this document. Below we have provided a reconciliation of Free Cash Flow to net cash flows used in operating activities for the periods presented.

For further information:

Contact person

John Baumgartner, CFA, Vice President, Investor Relations

E-mail: investors@oatly.com, press@oatly.com

This information is information that Oatly Group AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 07:00 ET on July 22, 2026.

Financial Statements

Interim Condensed Consolidated Statement of Operations

(Unaudited)	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars, except share and per share and ADS data)	2026	2025	2026	2025
Revenue	240,095	208,354	468,420	405,884
Cost of goods sold	(158,731)	(140,729)	(310,716)	(275,929)
Gross profit	81,364	67,625	157,704	129,955
Research and development expenses	(4,634)	(4,605)	(9,510)	(8,996)
Selling, general and administrative expenses	(94,680)	(84,111)	(178,150)	(161,609)
Other operating income and (expenses), net	639	(1,025)	1,296	(57)
Operating loss	(17,311)	(22,116)	(28,660)	(40,707)
Finance income and (expenses), net	(13,394)	(31,916)	(14,298)	(22,505)
Loss before tax	(30,705)	(54,032)	(42,958)	(63,212)
Income tax expense	(631)	(1,914)	(507)	(5,265)
Loss for the period	(31,336)	(55,946)	(43,465)	(68,477)
Attributable to:
Shareholders of the parent	(31,283)	(55,911)	(43,289)	(68,341)
Non-controlling interests	(53)	(35)	(176)	(136)
Loss per share, attributable to shareholders of the parent:
Basic and diluted	(0.05)	(0.09)	(0.07)	(0.11)
Loss per ADS, attributable to shareholders of the parent (1 ADS representing 20 ordinary shares):
Basic and diluted	(0.99)	(1.86)	(1.38)	(2.28)
Weighted average common shares outstanding:
Basic and diluted	629,121,235	601,195,247	626,823,384	599,884,824

Interim Condensed Consolidated Statement of Financial Position

(Unaudited)	June 30, 2026	December 31, 2025
(in thousands of U.S. dollars)
ASSETS
Non-current assets
Intangible assets	130,096	137,747
Property, plant and equipment	281,926	294,688
Right-of-use assets	33,152	37,907
Other non-current receivables	48,891	46,992
Deferred tax assets	4,755	4,676
Total non-current assets	498,820	522,010
Current assets
Inventories	73,169	68,537
Trade receivables	96,312	103,522
Current tax assets	2,743	2,737
Other current receivables	16,066	17,438
Prepaid expenses	12,243	8,608
Cash and cash equivalents	44,647	64,345
Total current assets	245,180	265,187
TOTAL ASSETS	744,000	787,197
EQUITY AND LIABILITIES
Equity
Share capital	112	110
Treasury shares	(0)	(0)
Other contributed capital	1,641,601	1,641,601
Other reserves	(231,460)	(225,351)
Accumulated deficit	(1,434,724)	(1,397,805)
Equity attributable to shareholders of the parent	(24,471)	18,555
Non-controlling interests	972	1,116
Total equity	(23,499)	19,671
Liabilities
Non-current liabilities
Lease liabilities	19,265	24,729
Interest-bearing loans and borrowings	173,353	182,783
Provisions	—	2,697
Total non-current liabilities	192,618	210,209
Current liabilities
Lease liabilities	12,029	12,457
Interest-bearing loans and borrowings	344,412	340,266
Trade payables	74,582	66,481
Current tax liabilities	1,121	1,642
Other current liabilities	10,783	11,176
Accrued expenses	119,350	107,932
Provisions	12,604	17,363
Total current liabilities	574,881	557,317
Total liabilities	767,499	767,526
TOTAL EQUITY AND LIABILITIES	744,000	787,197

Interim Condensed Consolidated Statement of Cash Flows

(Unaudited)	Six months ended June 30,
(in thousands of U.S. dollars)	2026	2025
Operating activities
Net loss	(43,465)	(68,477)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	25,481	23,475
—Write-downs of inventories	2,290	4,360
—Impairment loss/(gain) on trade receivables	169	(16)
—Share-based compensation	6,370	7,045
—Movements in provisions	(7,493)	(7,670)
—Finance (income) and expenses, net	14,298	22,505
—Income tax expense	507	5,265
—Loss on disposal of property, plant and equipment and intangible assets	(275)	—
—Other	(1,121)	(86)
Interest received	111	1,035
Interest paid	(11,458)	(11,829)
Income tax paid	(2,386)	(1,674)
Changes in working capital:
—Increase in inventories	(8,254)	(959)
—Decrease in trade receivables, other current receivables, prepaid expenses	2,597	6,382
—Increase in trade payables, other current liabilities, accrued expenses	21,065	5,639
Net cash flows used in operating activities	(1,564)	(15,005)
Investing activities
Purchase of intangible assets	(1,744)	(921)
Purchase of property, plant and equipment	(8,977)	(9,778)
Proceeds from sale of property, plant and equipment	310	70
Other	(72)	409
Net cash flows used in investing activities	(10,483)	(10,220)
Financing activities
Repayment of liabilities to credit institutions	—	(1,320)
Proceeds from liabilities to credit institutions	1,448	—
Payment of loan transaction costs	(1,517)	(1,020)
Repayment of lease liabilities	(6,418)	(5,811)
Cash flows used in financing activities	(6,487)	(8,151)
Net decrease in cash and cash equivalents	(18,534)	(33,376)
Cash and cash equivalents at the beginning of the period	64,345	98,923
Exchange rate differences in cash and cash equivalents	(1,164)	2,384
Cash and cash equivalents at the end of the period	44,647	67,931

Reconciliation of IFRS to Non-IFRS Financial Measures

Reconciliation of EBITDA and Adjusted EBITDA to Loss for the Period

(Unaudited)	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars)	2026	2025	2026	2025
Loss for the period	(31,336)	(55,946)	(43,465)	(68,477)
Income tax expense	631	1,914	507	5,265
Finance (income) and expenses, net	13,394	31,916	14,298	22,505
Depreciation and amortization expense	12,627	12,294	25,481	23,475
EBITDA	(4,684)	(9,822)	(3,179)	(17,232)
Share-based compensation expense	3,501	3,453	6,370	7,045
Restructuring costs(1)	735	1,393	1,071	2,225
Strategic review of Greater China business(2)	817	1,378	947	1,378
Closure of production facility(3)	—	—	—	(846)
Non-controlling interests	53	35	176	136
Adjusted EBITDA	422	(3,563)	5,385	(7,294)

(1) Relates primarily to severance costs as the Group adjusts its organizational structure.

(2) Relates to costs for the strategic review of the Greater China segment.

(3) Relates to reversal of previously recognized exit costs related to closure of the Group’s production facility in Singapore.

Reconciliation of Free Cash Flow to Net Cash Flows used in Operating Activities

(Unaudited)	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars)	2026	2025	2026	2025
Net cash flows used in operating activities	3,637	(1,447)	(1,564)	(15,005)
Capital expenditures	(4,229)	(3,748)	(10,721)	(10,699)
Free Cash Flow	(592)	(5,195)	(12,285)	(25,704)